SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.   )*

TDCX Inc.
(Name of Issuer)
Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)
87190U100**
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
□	Rule 13d-1(b)
□	Rule 13d-1(c)
⌧	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter  disclosures provided in a prior cover page.
** CUSIP number 87190U100 has been assigned to the American depositary shares ("ADSs") representing Class A ordinary shares, par value $0.001 per share, of the Issuer, which are quoted on the New York Stock Exchange under the symbol "TDCX." Each ADS represents one Class A ordinary share of the Issuer. No CUSIP number has been assigned to the Class A ordinary shares of the Issuer.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person Laurent Junique
2.	Check the Appropriate Box if a Member of a Group
	(a)	□
	(b)	□
3.	SEC Use Only
4.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 123,666,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 123,666,000(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 123,666,000(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares □
11.	Percent of Class Represented by Amount in Row 9 84.8%(2)
12.	Type of Reporting Person IN

(1)
Represents (i) 166,000 Class A ordinary shares ("Class A Shares") of TDCX Inc. (the "Issuer") directly held by Mr. Junique's spouse and (ii) 123,500,000 Class A Shares issuable upon conversion of the Class B ordinary shares ("Class B Shares") of the Issuer directly held by Transformative Investments Pte Ltd, an exempted company incorporated under the laws of Cayman Islands ("TIP"), of which Mr. Junique is the sole director.  The Class B Shares are convertible into Class A Shares on a one-for-one basis, subject to adjustment.

(2)
The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 22,262,800 outstanding Class A Shares as of October 12, 2021, as disclosed in the Issuer's Form 6-K filed on October 12, 2021, and the 123,500,000 Class A Shares issuable upon conversion of the Class B Shares held by TIP.

1.	Name of Reporting Person Transformative Investments Pte Ltd
2.	Check the Appropriate Box if a Member of a Group
	(a)	□
	(b)	□
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 123,500,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 123,500,000(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 123,500,000(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares □
11.	Percent of Class Represented by Amount in Row 9 84.7%(2)
12.	Type of Reporting Person CO

(1)
Represents 123,500,000 Class A Shares issuable upon conversion of the Class B Shares directly held by TIP.  The Class B Shares are convertible into Class A Shares on a one-for-one basis, subject to adjustment.

(2)
The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 22,262,800 outstanding Class A Shares as of October 12, 2021, as disclosed in the Issuer's Form 6-K filed on October 12, 2021, and the 123,500,000 Class A Shares issuable upon conversion of the Class B Shares held by TIP.

Item 1(a).	Name of Issuer:
TDCX Inc. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:
750D Chai Chee Road, #06-01/06 ESR BizPark @ Chai Chee, Singapore 469004

Item 2(a).	Name of Person Filing:
Laurent Junique
Transformative Investments Pte Ltd
(collectively, the "Reporting Persons")

Item 2(b).	Address of Principal Business Office or, if none, Residence:
The business address of the Reporting Persons is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

Item 2(c).	Citizenship:
Laurent Junique – France
Transformative Investments Pte Ltd. – Cayman Islands

Item 2(d).	Title of Class of Securities:
Class A ordinary shares, par value $0.0001 per share, of the Issuer ("Class A Shares")

Item 2(e).	CUSIP Number:
87190U100

This CUSIP number applies to the American depositary shares of the Issuer, each representing one Class A Share. No CUSIP number has been assigned to the Class A Shares.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership
The following information with respect to the beneficial ownership of the Class A Shares by each of the Reporting Persons is provided as of December 31, 2021:

Reporting Person	Amount beneficially owned:	Percent of class:(1)	Percent of aggregate voting power:(2)	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Laurent Junique*	123,666,000(3)	84.8%	98.2%	0	123,666,000(3)	0	123,666,000(3)
Transformative Investments Pte Ltd.*	123,500,000(4)	84.7%	98.2%	0	123,500,000(4)	0	123,500,000(4)

*
Transformative Investments Pte Ltd is an exempted company incorporated under the laws of Cayman Islands ("TIP"), of which Mr. Junique is the sole director. As a result, Mr. Laurent may be deemed to beneficially own the shares directly held by TIP.

(1)
The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 22,262,800 outstanding Class A Shares as of October 12, 2021, as disclosed in the Issuer's Form 6-K filed on

October 12, 2021, and the 123,500,000 Class A Shares issuable upon conversion of the Class B Shares held by TIP.
(2)
For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of Class A and Class B Shares as a single class. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to ten votes per share on all matters submitted to them for vote. The Class B Shares are convertible into Class A Shares on a one-for-one basis, subject to adjustment.  Class A Shares are not convertible into Class B Shares under any circumstances.

(3)	Represents (i) 166,000 Class A Shares directly held by Mr. Junique's spouse and (ii) 123,500,000 Class A Shares issuable upon conversion of the Class B Shares directly held by TIP.
(4)	Represents Class A Shares issuable upon conversion of the 123,500,000 Class B Shares directly held by TIP.
Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 9, 2022
Laurent Junique

/s/ Laurent Junique

Transformative Investments Pte Ltd

By:	/s/ Laurent Junique
Name:	Laurent Junique
Title:	Director

LIST OF EXHIBITS
Exhibit No.	Description
99.1	Joint Filing Agreement